                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                           Tweedy, Browne Company LLC





                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                               M&F WORLDWIDE CORP.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 PER SHARE
                         (Title of Class of Securities)

                                    552541104
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                  July 7, 1998
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

-------------------                                       ----------------------
CUSIP No. 552541104               SCHEDULE 13D            Page ___ of ___ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  TBC has sole voting power with respect to
                                  907,510 shares held in certain TBC accounts
                                  (as hereinafter defined). Additionally,
                                  certain of the general partners of TBC may be
                                  deemed to have sole power to vote certain
                                  shares as more fully set forth herein.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          0 shares, except that certain of the general
   WITH:                          partners of TBC may be deemed to have sole
                                  power to vote certain shares as more fully set
                                  forth herein.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  1,072,265 shares held in accounts of TBC (as
                                  hereinafter defined).
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,072,265 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.19%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD IA & OO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

-------------------                                       ----------------------
CUSIP No. 552541104              SCHEDULE 13D             Page ___ of ___ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  10,000 shares, except that the general
                                  partners in Vanderbilt, solely by reason of
                                  their positions as such, may be deemed to have
                                  shared power to vote these shares.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          10,000 shares, except that the general
   WITH:                          partners in Vanderbilt, solely by reason of
                                  their positions as such, may be deemed to
                                  have shared power to vote these shares.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  0 shares
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.05%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

PRELIMINARY NOTE

        This Statement on Schedule 13D is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company LLC ("TBC") and Vanderbilt Partners, L.P. ("Vanderbilt"), which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock of M&F Worldwide Corp. However, the filing of this Schedule 13D should not be deemed an admission that TBC and Vanderbilt comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").



ITEM 1.  SECURITY AND ISSUER

        This Schedule 13D relates to the Common Stock, $.01 par value (the "Common Stock"), of M&F Worldwide Corp. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 35 East 62nd Street, New York, NY 10021.

ITEM 2. IDENTITY AND BACKGROUND

        (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, and (ii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as
Exhibit 99.1, which is incorporated by reference herein, is an agreement between TBC and Vanderbilt that this Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

        This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

        The general partners of Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members"). By reason of their positions as such, the members of TBC may be deemed to control TBC and the general partners of Vanderbilt may be deemed to control Vanderbilt.

        (b) The business address of each of TBC, Vanderbilt and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

        (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

        Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

        The present principal occupation of the General Partners is serving as such for Vanderbilt. The present principal occupation of the Members of TBC is serving as such. Holdings is wholly owned by Affiliated Managers Group, Inc., a Boston-based holding company which makes equity investments in investment management firms, in which management personnel retain a significant interest in the profits of the business. The principal business address of each of TBC and Vanderbilt is set forth above.

        (d) Neither of TBC , Vanderbilt, nor any General Partner or Member has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) Neither of TBC, Vanderbilt, nor any General Partner or Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

        (f) Vanderbilt is a Delaware limited partnership. TBC is a Delaware limited liability company. Each of the General Partners and Members is a citizen of the United States of America, with the exception of Holdings, which is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

        As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 1,072,265 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $ 9,750,013.

        The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing Corp. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at U.S. Clearing Corp. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

        As of the date hereof, Vanderbilt beneficially owns directly 10,000 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $ 100,700.

        It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

        Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

        Each of TBC and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of Schedule 13D, except that TBC and Vanderbilt may dispose of all or some of the TBC Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC and Vanderbilt intend to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,072,265 shares of Common Stock, which constitutes approximately 5.19% of the 20,656,502 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

        As of the date hereof, Vanderbilt beneficially owns directly 10,000 shares of Common Stock, which constitutes approximately 0.05% of the 20,656,502 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

        Each of TBC and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,082,265 shares, which constitutes approximately 5.24% of the 20,656,502 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

        The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner in Vanderbilt, or a member of TBC, is 1,082,265 shares, which constitutes approximately 5.24% of the 20,656,502 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

        Each of TBC and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

        (b) TBC has investment discretion with respect to 1,072,265 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 907,510 shares of Common Stock held in certain TBC Accounts.

        Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 907,510 shares of Common Stock held in certain TBC Accounts.

        Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

        (c) During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC and Vanderbilt are set forth below:

                           NO OF SHARES                               PRICE
TBC ACCOUNTS                PURCHASED                 SOLD          PER SHARE

  05/12/98                                             745           $ 9 5/8
  05/13/98                   176,100                                 $ 9 5/8
  05/19/98                                           1,355           $ 9 9/16
  06/26/98                    49,800                                 $10
  06/30/98                    40,000                                 $10
  07/01/98                    15,000                                 $10
  07/07/98                     1,465                                 $10

VANDERBILT:

  06/26/98                    10,000                                 $10


        (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

        To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

        (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as otherwise described herein, neither of TBC or Vanderbilt, nor, to the best knowledge of TBC, or Vanderbilt, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 99.1 - - Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE


        Each of Tweedy, Browne Company LLC and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.




                                         TWEEDY, BROWNE COMPANY LLC



                                         By
                                            -----------------------------------
                                            Christopher H. Browne
                                            Member





                                         VANDERBILT PARTNERS, L.P.



                                         By
                                            -----------------------------------
                                            Christopher H. Browne
                                            General Partner











Dated: JULY 9, 1998